03032986

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

RECEIVED OCT 28 2003 PROCESSING SECTION SEC MAIL WASH. D.C. 181

17th October, 2003.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 15th October 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 17th October 2003 confirming that Talpa Beheer B.V. has increased its interests in EMI Group plc Ordinary Shares of 14p each to 32,315,243 shares, being 4.10% of the shares in issue.

Yours faithfully,

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 10/30

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 03/48

Company Announcements Office,
London Stock Exchange.

17th October, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by both Talpa Capital B.V. and ING Bank N.V., in letters dated 16th October 2003 and received by fax on the same day, that Talpa Beheer B.V. (Talpa) has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 15th October 2003, had interests in 32,315,243 shares, being 4.10% of the shares in issue. ING Bank Global Custody NV (ING Custody) holds 26,315,243 of such shares as the nominee of the beneficial owner, Talpa, while the interest in the remaining 6,000,000 such shares arises through put options sold by ING Custody as nominee for Talpa.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231